Exhibit 99.1

Information Relating To the Common Shares

November 20, 2012

As of November 9, 2012, the effective date of the merger between a wholly owned subsidiary of Pactera Technology International Ltd. (the “Company” or “Pactera”) and VanceInfo Technologies Inc., there were 90,714,455 common shares of the Company issued and outstanding.

About Pactera

Pactera Technology International Ltd. (NASDAQ: PACT), formed by a merger of equals between HiSoft Technology International Limited and VanceInfo Technologies Inc., is a global consulting and technology services provider strategically headquartered in China. Pactera provides world-class business / IT consulting, solutions, and outsourcing services to a wide range of leading multinational firms through a globally integrated network of onsite and offsite delivery locations in China, the United States, Europe, Australia, Japan, Singapore and Malaysia. Pactera’s comprehensive services include business and technology advisory, enterprise application services, business intelligence, application development & maintenance, mobility, cloud computing, infrastructure management, software product engineering & globalization, and business process outsourcing.

For more information about Pactera, please visit www.pactera.com.